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SECUR~~~~ON



13025028

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33746

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__4/1/2012__ AND ENDING__3/31/2013__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. BARNES & COMPANY
  dba: PACIFIC INVESTMENT SECURITIES CORP
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

  311 AVENUE B   SUITE G
                                (No. and Street)

  LAKE OSWEGO   OREGON   97034
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  EDWARD B. HAESSLER   503/699-0618
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  DUANE LIEBSWAGER, C.P.A., PC
                  (Name – if individual, state last, first, middle name)

  15405 SW 116TH AVENUE   SUITE 105   KING CITY, OREGON 97224
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
5/22/13

OATH OR AFFIRMATION

I, __EDWARD B. HAESSLER__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __E. BARNES & COMPANY dba: PACIFIC INVESTMENT SECURITIES CORP__ , as of __MARCH 31__ , 20_13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

Signature

__PRESIDENT__

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.

Annual Audited Report

For The Years Ended March 31, 2013 and 2012

DUANE LIEBSWAGER, C.P.A., PC
CERTIFIED PUBLIC ACCOUNTANT
15405 S.W. 116TH AVENUE
SUITE 105
KING CITY, OREGON 97224
503/624-0940

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

DUANE LIEBSWAGER, C.P.A., PC | 70 |

ADDRESS

15405 SW 116TH AVENUE,   SUITE 105   KING CITY, OREGON   97224

	71		72		73		74
Number and Street		City		State		Zip Code	

CHECK ONE

[x] Certified Public Accountant | 75 | FOR SEC USE

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
    or any of its possessions

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

CONTENTS

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.

Report on the Financial Statements

I have audited the accompanying statements of financial condition of E. Barnes & Company dba Pacific Investment Securities Corp. as of March 31, 2013 and 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluation of the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluation the overall presentation of

2

the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Barnes & Company dba Pacific Investment Securities Corp. as of March 31, 2013 and 2012, and results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

May 1, 2013

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION

	AS OF MARCH 31,	
	2013	2012
ASSETS		
CURRENT ASSETS		
Cash	$17,369	$17,351
Accounts receivable	6,689	9,546
Total current assets	24,058	26,897
EQUIPMENT – net of accumulated depreciation of $7,747 and $7,747 respectively	0	0
Total Assets	$24,058	$26,897
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 7,818	$ 3,463
Bank overdraft	4,107	2,031
Accrued taxes payable	150	153
Total current liabilities	12,075	5,647
STOCKHOLDER'S EQUITY		
Common stock; $.01 par value:		
250,000 shares authorized, 75 shares issued and outstanding	1	1
Preferred stock; $.10 par value:		
25,000 shares authorized, 0 shares issued and outstanding	0	0
Additional paid in capital	7,499	7,499
Retained earnings	4,483	13,750
Total stockholder's equity	11,983	21,250
Total Liabilities and Stockholder's Equity	$24,058	$26,897

See accompanying notes and accountants' audit report.

4

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF INCOME

	FOR THE YEARS ENDED MARCH 31,	
	2013	**2012**
REVENUE		
Commissions earned and trading profit	$ 97,219	$112,948
Sale of investment company shares	6,051	0
Interest	18	17
Total revenue	103,288	112,965
OPERATING EXPENSES		
Clearing costs	19,922	0
Commissions expense	9,861	15,962
Officers salary	9,000	15,000
Rent and parking	25,999	25,695
Quotation Service	1,792	2,538
Regulatory fees	3,296	3,466
Taxes and licenses	928	1,377
Office supplies, printing and postage	14,429	22,596
Telephone	5,102	5,502
Professional services	6,585	5,399
Insurance	11,817	11,806
Advertising and promotion	3,674	3,453
Total operating expenses	112,405	112,794
Income, (Loss) from operations	(9,117)	171
Income tax expense	(150)	153
Net income	($ 9,267)	$ 18

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended March 31, 2013 and 2012

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balances at March 31, 2011	$ 1	$ 7,499	$13,732	$21,232
Net income (loss) year ended March 31, 2012			18	18
Balances at March 31, 2012	1	7,499	13,750	21,250
Net income (loss) year ended March 31, 2013			(9,267)	(9,267)
Balances at March 31, 2013	$ 1	$ 7,499	$ 4,483	$11,983

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED MARCH 31,	
	2013	2012
Increase (Decrease) in Cash and Cash Equivalents		
Cash Flows From Operating Activities:		
Commissions received	$106,127	$110,064
Interest income	18	17
Income taxes paid	(153)	(170)
Cash paid to suppliers and employees	(105,974)	(111,317)
Net cash provided by operating activities	18	(1,406)
Net increase, (decrease) in cash and cash equivalents	18	(1,406)
Cash and cash equivalents at beginning of year	17,351	18,757
Cash and cash equivalents at end of year	$ 17,369	$ 17,351
Reconciliation of net income to net cash provided by operating activities:		
Net income	($ 9,267)	$ 18
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) Decrease in accounts receivable	2,857	(2,884)
Increase (Decrease) in accounts payable and accruals	6,428	1,460
Total adjustments	9,285	(1,424)
Net cash provided by operating activities	$ 18	($ 1,406)

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in banks.

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2013 and 2012

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review – Management has evaluated subsequent events through May 1, 2013, the date on which the financial statements were available to be issued.

E. Barnes & Company, an Oregon securities brokerage firm with offices in Lake Oswego, Oregon, was incorporated on February 15, 1985.

The Company records securities transactions and related commission revenue and expense on a settlement date basis through an "introduced" customer transaction relationship with a brokerage firm. The Company is exempt from the reserve requirements under SEC Rule 15C3-3(K)2B, since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

A. Revenue Recognition

Security transactions and related revenue are recorded on a settlement date basis as there is not a material difference between the trade date.

Revenue in these financial statements is recorded net of clearing charges through June 30, 2012. Thereafter revenue was grossed up and difference was recorded to clearing costs.

B. Receivables

Receivables consist of commissions receivable from broker or dealers which is considered fully collectible.

C. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

D. Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over 5 years for financial reporting purposes. For income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2013 and 2012

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL

Pursuant to Rule 15C 3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At March 31, 2013 and 2012, the Company had net capital and net capital requirements of $11,983 and $5,000, $21,250 and $5,000 respectively. The Company's net capital ratio was 100.8 to 1 and .27 to 1, respectively for those fiscal years.

3. RENT

The Company operates its office on a month to month basis with an annual agreed lease amount. Total rent paid for the years ended March 31, 2013 and 2012, was $25,999 and $25,695 respectively.

4. INCOME TAXES

The Company at March 31, 2013 has a Federal tax loss of $9,267 and a state tax loss carryforward of $17,872 starting to expire in fiscal year 2015. The deferred tax benefit from these carryforwards has not been recognized as an asset in these financial statements.

The provision for income taxes consist of the following:

	2013	2012
Current taxes:		
Federal	$ 0	$ 3
State	150	150
	$150	$153

The Company is no longer subject to federal or state examinations by taxing authorities for years prior to March 2010, generally for three years after they were filed.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2013 and 2012

5. ADVERTISING COSTS

The Company expenses its advertising costs as incurred in accordance with SOP 93-7. Advertising costs expensed for the years ended March 31, 2013 and 2012, was $3,674 and $3,453 respectively.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

Independent Auditor's Report
on Supplementary Information Required by Rule 17a-5
Under The Securities Exchange Act of 1934

Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.

I have audited the financial statements of E. Barnes & Company dba: Pacific Investment Securities Corp. for the years ended March 31, 2013 and 2012, and have issued my report thereon dated May 1, 2013 which contained an unmodified opinion on those financial statements. My audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The Supplementary information contained in Schedule 1 and 2, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information is Schedule 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion the information in Schedule 1 and 2, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

May 1, 2013

11

SUPPLEMENTARY INFORMATION

PURSUANT TO Rule 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended March 31, 2013 and 2012

	2013	2012
Stockholders' equity from statement of financial condition	$11,983	$21,250
Deductions and/or charges		
Non-allowable assets:		
Tax refund	0	0
Net Capital	$11,983	$21,250
Computation of net capital requirement		
Minimum net capital required	$ 805	$ 376
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 6,983	$16,250
Net capital less greater of 10% AI or 120% of minimum capital	$ 5,983	$15,250
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued liabilities	$12,075	$ 5,647
Total aggregate indebtedness	$12,075	$ 5,647
Ratio: Aggregate indebtedness to net capital	100.8 to 1.	.27 to 1.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended March 31, 2013 and 2012

	<u>2013</u>	<u>2012</u>
NET CAPITAL		
Net capital as of March 31, per unaudited report filed by respondent	$11,983	$21,253
Adjustments:		
Tax accrual	0	(3)
Net capital at March 31, as adjusted	$11,983	$21,250
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of March 31, per unaudited report filed by respondent	$12,075	$ 5,644
Additional liabilities	0	3
Rounding	0	(0)
Total aggregate indebtedness as of March 31, as adjusted	$12,075	$ 5,647

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

<u>Report on Internal Control Required by SEC Rule 17a-5(g)(1) for</u>
<u>A Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3</u>

To the Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.
Lake Oswego, Oregon

In planning and performing our audit of the financial statements of E. Barnes & Company dba Pacific Investment Securities Corp., as of and for the years ended March 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

14

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC'S previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, and the Financial Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other purpose these specified parties.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

May 1, 2013